SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

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DIRECT DIAL NUMBER	E-MAIL ADDRESS
212-455-2948	JKAUFMAN@STBLAW.COM

October 7, 2013

VIA FEDEX AND EDGAR

Re:	ARAMARK Holdings Corporation
Registration Statement on Form S-1
File No. 333-191057

Susan Block

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Block:

On behalf of ARAMARK Holdings Corporation (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement (the “Registration Statement”) relating to the offering of the Company’s common shares, marked to show changes from the Registration Statement as filed on September 9, 2013. The Registration Statement has been revised in response to the Staff’s comments and generally updates certain information. In particular, as a result of the completion of the Company’s fiscal year on September 27, 2013, the Registration Statement has been revised to include compensation information relating to its 2013 fiscal year.

BEIJING    Hong Kong    HOUSTON    LONDON    LOS ANGELES    PALO ALTO    SÃO PAULO    SEOUL    TOKYO    WASHINGTON, D.C.

SECURITIES AND EXCHANGE COMMISSION	2	October 7, 2013

In addition, we are providing the following responses to your comment letter, dated September 27, 2013, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

General

1.	Prior to printing and distribution of the materials, please provide us mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

The Company acknowledges the Staff’s comment and confirms that it will provide mock-ups of any pages that include any pictures or graphics and accompanying captions, if any, on a supplemental basis prior to the printing and distribution of the prospectus contained in the Registration Statement.

2.	Please revise to disclose the approximate number of holders of your shares of common stock as of the latest practicable date pursuant to Item 201(b) of Regulation S-K.

In response to the Staff’s comment, the Company has included the requested disclosure on page 130.

3.	We note that, on March 7, 2013, you issued $1,000 million of 5.75% senior notes due in 2020 and also amended or repaid certain senior notes. We also note that, on October 29, 2012, you completed the spin-off of your majority interest in Seamless North America, LLC to your stockholders in the form of a dividend. In this regard, please include a pro-forma condensed statement of operations for the year ended September 28, 2012 and the six months ended June 28, 2013 in accordance with Article 11 of Regulation S-X to give effect to these transactions as if they occurred at the beginning of each period. Such pro forma financial information should be preceded by an introductory paragraph which briefly describes:

•	each transaction for which pro forma effects are presented,

•	the periods presented, and

•	an explanation of what the pro forma presentation shows.

SECURITIES AND EXCHANGE COMMISSION	3	October 7, 2013

Please note that pro forma adjustments should be referenced to footnotes which clearly explain the assumptions involved and any calculations necessary for investors to understand the adjustments.

In response to the Staff’s comment, the Company has reviewed the guidance provided in Article 11 of Regulation S-X regarding presentation requirements on pro forma financial information if a transaction will have a significant effect and respectfully submits that no pro forma financial information is required to be included in the Registration Statement. Specifically, the Company utilized the three tests in Rule 1-02(w) of Regulation S-X to determine if the spin-off of its majority interest in Seamless North America, LLC (“Seamless”) met the rules of a significant subsidiary. Based on the calculations performed using financial information as of and for the fiscal year ended September 28, 2012, the spin-off of the Company’s majority interest in Seamless did not meet any of the significance requirements to present pro forma financial information. In addition, it is the Company’s opinion that the impact of the March 2013 debt refinancing on its consolidated statements of income for fiscal 2012 and condensed consolidated statements of income for the nine months ended June 28, 2013 is not sufficiently large so as to require the presentation of pro forma financial information. The Company further notes that it has separately disclosed in its notes to the condensed consolidated financial statements for the nine months ended June 28, 2013 relevant information related to the debt refinancing including the charges recorded to its condensed consolidated statements of income.

4.	With respect to your pro forma information, adjustments that are directly attributable to this offering should be disaggregated from other pro forma information required by Article 11. In particular, we suggest you include a pro forma column that gives effect to adjustments associated with the offering and a separate column or columns that detail other events or transactions that have occurred, or that are probable, for which disclosure of pro forma financial information would be material to investors. For guidance, please refer to Instruction 6 to Rule 11-02(b) of Regulation S-X.

As stated in its response to Comment 3, the Company does not believe that pro forma financial information is required to be presented in the Registration Statement, therefore no pro forma adjustments need to be disaggregated.

Market and Industry Data, page iii

5.	We note the use of data throughout the filing. Please clarify if some of the information was obtained through third-party reports or studies.

In response to the Staff’s comment, the Company has revised the statement on page iii to clarify that some of the information was obtained from third-party reports and studies. The Company supplementally advises the Staff that no such third-party report was prepared for the Company in contemplation of the offering.

SECURITIES AND EXCHANGE COMMISSION	4	October 7, 2013

Prospectus Cover Page

6.	To the extent that the underwriter’s option to purchase additional shares is not exercised in full, please clarify how the share purchases will be allocated among you and the selling shareholders here and in your Underwriting section.

The Company respectfully submits that there has not yet been a determination with respect to an allocation of the underwriter’s option to purchase additional shares. The Company confirms that it will address this topic in a subsequent amendment once a determination is made.

Prospectus Summary, page 1

7.	Please revise the summary to eliminate some redundancies. We note that you repeat your position in North America and globally three times, you repeat the estimated size of the industries you operate in twice, you repeat your statements regarding your “deep consumer insight” three times and the disclosure in your Our Strategies section mostly repeats what has already been said in the Our Market Opportunity and Our Strengths section of your prospectus summary. Please revise the prospectus summary to eliminate such redundancies.

In response to the Staff’s comment, the Company has revised the Prospectus Summary section throughout to eliminate redundancies in the Company’s disclosure.

8.	We note that your summary, in large part, repeats identical information contained on pages 69 to 75 in your Business section. Please revise the summary to identify those aspects of the offering that are most material to you. Refer to Item 503 of Regulation SK.

In response to the Staff’s comment, the Company has revised the Prospectus Summary section to identify the aspects of the offering that are most material to it. In addition, the Company has revised the Business section to minimize repetition with the Prospectus Summary section.

9.

Please revise the summary section and throughout to eliminate subjective statements, such as the statements regarding your “exceptional” customer services and “compelling” value proposition on page 1, “successful” acquisitions and “exciting” new clients on page 2, “attractive” industry dynamics, “vast” experience, “deep” consumer insight, “premier” service offerings and “trusted” partners on page 4, “deep” customer insight, “strong foundation” and “strong” management team on page 5, “high levels of excellence,” “rigorous” executional frameworks, “world class” service, “stringent” quality standards, “enhanced” consumer experience, “high quality, innovative and consistent” service and “attractive” value proposition on page 6, “deep” industry knowledge and “highly

SECURITIES AND EXCHANGE COMMISSION	5	October 7, 2013

attractive” contracts on page 7, “selling” excellence, and “successful” implementation and “operational excellence” on page 8 and “selling and marketing excellence” and “strong” client relationships on page 78. Alternatively, please clarify what you mean by such statements, revise to state as your belief and provide the basis for such belief. These are only examples. Please revise throughout, as necessary.

In response to the Staff’s comment, the Company has revised the Prospectus Summary section and elsewhere to eliminate subjective statements, including those identified above, or to the extent such items are retained, to clarify that these statements are based on the Company’s belief.

10.	Please disclose in one of the opening paragraphs of the prospectus summary that following the offering you will be a “controlled company” and briefly discuss the associated risks or include a cross reference to the discussion of such risks.

In response to the Staff’s comment, the Company has revised the introductory paragraph to the Prospectus Summary section to disclose that the Company will be a “controlled company” following the offering and to include a cross-reference to the discussion of such risks in the Risk Factors section.

Our Company, page 1

11.	We note your disclosure on page 1 that you “hold the #2 position in North America, a top 3 position in countries representing 98% of 2012 total sales, and are one of only 3 food and facilities competitors with the combination of scale, scope and global reach. Please disclose how you are measuring your position in North America and the “countries representing 98% of 2012 total sales. It is unclear to us what you are trying to convey with the phrase “countries representing 98% of 2012 total sales.” Please revise to clarify. Similarly revise at page 69.

In response to the Staff’s comment, the Company has revised the language on pages 1 and 71 to clarify the statement.

12.	We note your disclosure on page 1 and on page 70 that your mission is “anchored in a set of core values that guide [your] executives in the marketplace.” Please revise to clarify that these are your goals and that there is no guarantee that you will accomplish such goals. In addition, please clarify what you mean by “best-in-class quality,” “moment of truth” and the “do the right things.”

In response to the Staff’s comment, the Company has revised the phrases on pages 1 and 72 and has included additional disclosure on page 8 to specifically identify the possibility that it may not be able to fully execute upon its mission and core values.

SECURITIES AND EXCHANGE COMMISSION	6	October 7, 2013

13.	Please revise the statements in the last paragraph on pages 1 and 70 to state as beliefs. In addition, please tell us the basis for your belief that you are “well-recognized” for your customer service and value proposition. Alternatively, please remove these statements.

In response to the Staff’s comment, the Company has removed the statements on pages 1 and 72. The Company has also removed the phrase “well-recognized” from page 1.

14.	We note your disclosure that you have been named one of the World’s Most Admired Companies by Fortune Magazine every year since 1999. Please name the category in which you were named as it does not appear that you were named as one of the overall top 50 World’s Most Admired Companies by the magazine or advise. In addition, please describe the criteria for selection so that investors can understand the significance of the award. Similarly, please describe the criteria for selection by the Ethisphere Institute.

In response to the Staff’s comment, the Company has revised the statement on page 2 to include a reference to the category in which the Company was named. In addition, the Company has included a description of the respective criteria for selection used by Fortune Magazine and Ethisphere Institute on page 72.

15.	Please revise the statement beneath the chart on page 2 and in the first paragraph on page 70 regarding your continued growth and margin expansion opportunities to state as a belief. In addition, please clarify that there is no guarantee that you will continue to grow.

In response to the Staff’s comment, the Company has revised the language on pages 2 and 72 to clarify that these statements are beliefs. The Company has included additional disclosure on page 8 to specifically identify the possibility that it may not be able to successfully implement its initiatives to accelerate revenue, expand margins and grow profits.

16.	We note your disclosure regarding your sales and adjusted EBITDA, under the second chart on page 2. Please disclose your net income from the most recently completed fiscal year and interim stub. In addition, please disclose your current debt level.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 3 and page 72 to include the requested information.

17.	We note you have disclosed sales and Adjusted EBITDA for fiscal 2012 in the paragraph that follows the chart depicting sales by client type. Where you disclose non-GAAP measures, please also disclose the most comparable GAAP measure with equal or greater prominence. In addition, you should provide a reconciliation of the non-GAAP measure to the most directly comparable GAAP measure, or provide a cross reference to your reconciliation. Please provide similar disclosure throughout the filing where non-GAAP amounts are presented.

In response to the Staff’s comment, the Company has added the additional measures as noted in the Company’s response to Comment 16 above and cross referenced the non-GAAP measure to the reconciliation of that measure on page 14. The Company has provided similar disclosure where applicable throughout the filing.

SECURITIES AND EXCHANGE COMMISSION	7	October 7, 2013

Our History and Recent Accomplishments, page 2

18.	Please revise to remove the third sentence in the second paragraph on page 3 as you are not selling shares of the Pepsi Bottling Group. In addition, please revise the last sentence in this paragraph to state as a belief.

In response to the Staff’s comment, the Company has removed the sentence and revised the last sentence in this paragraph on page 3 so that the sentence only refers to statements of fact.

19.	We note your disclosure that you have “sharpened [your] focus on achieving sustainable value creation through accelerating revenue and profit growth with expanding margins.” Please revise to briefly explain how you have been “accelerating revenue and profit growth with expanding margins” and why you belief such activities will result or have resulted in “sustainable value.”

In response to the Staff’s comment, the Company has revised the sentence to remove the statement that the Company has “sharpened [its] focus” on page 3.

20.	Please refer to the last paragraph in this section. You indicate that you have won some “new” clients. Please briefly explain the time when these companies that are named became your clients.

In response to the Staff’s comment, the Company has revised the language on page 3 to indicate that the Company won the referenced new clients in 2013.

21.	Please revise the last sentence in this section to clarify that there is no guarantee that you will be able to continue to grow and gain new customers.

In response to the Staff’s comment, the Company has included additional disclosure on page 8 to specifically identify the possibility that it may not be able to maintain continued sales and customer growth.

Our Market Opportunity, page 3

22.	Please balance you disclosure in the first, second and third paragraphs of this section by clarifying that there is no guarantee that the number of outsourcing opportunities will increase and that you will be able to gain additional market share if they do.

In response to the Staff’s comment, the Company has included additional disclosure on page 8 to specifically identify the possibility that it may be unable to take advantage of incremental market opportunities or achieve continued client growth.

SECURITIES AND EXCHANGE COMMISSION	8	October 7, 2013

23.	Please provide the basis for your belief that larger service providers will continue to win a disproportionate amount of the business and provide the basis for the implication that larger service providers have been winning a disproportionate amount of such business. In this regard, we note your statement that the five largest competitors are capturing only 9% of the global market.

The Company’s belief is based on its overall experience in and knowledge of the marketplace, which is supported by statements made by third parties and other market participants. The Company is providing supplementally to the Staff examples of such supporting statements. The Company further notes that the statement has been revised on page 3.

24.	Please revise to clarify what you mean by “value-added provision” in the last sentence in the first paragraph of this section on page 3.

In response to the Staff’s comment, the Company has removed the phrase “value-added provision” on page 3.

25.	Please revise the statements about your clients’ decisions in the third sentence in the third paragraph of this section to state as a belief.

In response to the Staff’s comment, the Company has revised the statements on page 3 to clarify that the statements concerning its clients’ decisions are beliefs.

26.	Please provide the basis for your belief that there is a growing trend towards outsourcing. Similarly, please provide the basis for your statement on page 4 that the food facilities and uniform services industries are growing.

The Company’s belief is based on its overall experience in and knowledge of the marketplace, which is supported by statements made by third parties and other market participants. The Company is providing supplementally to the Staff examples of such supporting statements.

27.	Please balance the fourth paragraph in this section to discuss any challenges you may have as the growth rate in Asia has been declining. In addition, please disclose here that your operating results continue to be affected by the economic uncertainty experienced in the countries in which you operate and that you anticipate the economic conditions, specifically in Europe, and unemployment levels will continue to remain challenging. Refer to page 40.

In response to the Staff’s comment, the Company has revised the language on page 4 as it relates to the Company’s operations in Europe. The Company respectfully advises the Staff that, as of the date of this letter, it has not experienced similar challenges in Asia.

SECURITIES AND EXCHANGE COMMISSION	9	October 7, 2013

28.	Please revise to clarify what you mean by your disclosure that your operations in Europe are centered around top 3 positions on page 3.

In response to the Staff’s comment, the Company has revised the language on page 4 to clarify the statement concerning its operations in Europe.

Our Strengths, page 4

Leadership in a Large, Fragmented and Growing Market, page 4

29.	Please clarify what you mean by your “clients’ success” in the first sentence in this section on pages 4 and 71 and revise to state as a belief. Alternatively, please remove.

In response to the Staff’s comment, the Company has removed the reference to its “clients’ success” on pages 4 and 71.

30.	Please revise the last sentences in the first and second paragraphs of this section to state as beliefs.

In response to the Staff’s comment, the Company has revised the language on page 4 to clarify that these statements are beliefs.

Favorable Geographic, Sector and Service Mix, page 4

31.	Please revise the first sentence in this section here and on page 72 to state as a belief. In addition, please revise to clarify what you mean by “expanding” presence in North America by providing quantitative information.

In response to the Staff’s comment, the Company has revised the language on page 4 so that the sentence only refers to statements of fact and removed this statement on page 72. The Company has additionally removed the reference to its “expanding” presence in North America.

Deep Client and Consumer Insight Leads to Attractive Growth Opportunities, page 5

32.	We note your disclosure that the annualized revenue from new clients contracted during 2012 was over $1.0 billion. Please revise to disclose the actual revenue from new clients in 2012.

The Company respectfully submits that it does not track actual revenue from new clients (as opposed to annualized revenue) on a fiscal year basis as it does not consider this metric to be the best measure of new business performance. Accordingly, the requested metric has not been included. However, the Company has included on page 76 the amount of net new business for 2012 and the nine months ended June 28, 2013. The Company supplementally notes that the statement relating to the annualized revenue from new clients contracted during fiscal 2012 has been moved to page 6.

SECURITIES AND EXCHANGE COMMISSION	10	October 7, 2013

Improving Profitability with Resilient Cash Flow, page 5

33.	Please briefly define the terms “SKU rationalization” and “portioning waste control.” In addition, in an appropriate place in your prospectus, please describe such efforts in SKU rationalization, portioning waste control, enhanced labor scheduling, turn-over reduction and SG&A discipline so that investors understand why you believe such efforts will increase your profitability and result in increased sales growth. Similarly revise at page 73.

In response to the Staff’s comment, the Company has defined the terms “SKU rationalization” and “portioning”. The Company has provided additional disclosure around these efforts on page 73. The Company respectfully notes that “portioning” and “waste control” are two separate terms.

34.	Please clarify what you mean by “favorable” business mix, “strong and stable” cash flow and “modest” earnings decline. In addition, please revise the first two sentences in the second paragraph of this section to state as beliefs.

In response to the Staff’s comment, the Company has revised the language on pages 5 and 72 to eliminate the adjectives indicated by the Staff. In addition, the Company has revised the sentences to clarify that the statements are beliefs.

Strong Management Team with Diverse Experience, page 5

35.	Please revise the first sentence in this section to state as a belief. In addition, please revise to remove your disclosure regarding your CEO’s “demonstrated multi-year track record of success and stockholder value creation” as we note that he has only been at ARAMARK since 2012.

In response to the Staff’s comment, the Company has revised the language on page 5 so that the sentence only refers to statements of fact. In addition, the Company has removed the sentence on page 72 and the language indicated by the Staff relating to the CEO’s track record and value creation.

Our Strategies, page 6

36.	Please revise the introductory paragraph of this section to clarify that there is no guarantee that you will be able to continue to build your core business in North America and expand.

In response to the Staff’s comment, the Company has removed the reference on page 5 to its core business in North America.

Increase our Presence in Emerging Markets, page 7

37.	To the extent practicable, please disclose here the percentage of your sales that are currently in these emerging markets.

In response to the Staff’s comment, the Company has included the percentage of its sales that are in these emerging markets on page 6.

SECURITIES AND EXCHANGE COMMISSION	11	October 7, 2013

Grow New Business, page 6

Expand New Business Through Selling Excellence, page 6

38.	Please clarify that the first two sentences in this section are your beliefs and provide the basis for your statement that “the current rate of penetration will accelerate as more businesses and organizations continue to see the benefits of outsourcing non-core activities.”

In response to the Staff’s comment, the Company has revised the first sentence relating to ARAMARK’s platform for growing new business to refer only to statements of fact. In addition, the Company has included a clarification that the statements in the second sentence relating to front-line focus and clients’ needs are beliefs. The Company’s belief is based on its overall experience in and knowledge of the marketplace, which is supported by statements made by third parties and other market participants. The Company is providing supplementally to the Staff examples of such supporting statements.

39.	Please balance your disclosure that Education has a “lower level of economic sensitivity” to briefly discuss here and in your Risk Factors section how the K-12 market was adversely affected in the recent economic recession and how the higher education market has been affected by the recent economic recovery. In this regard, we note that most public school districts depend largely on state and local funding, many states saw significant reductions in tax proceeds during the recent economic recession and that many states have yet to recover. In addition, we note that college enrollment has fallen as the economy recovers. Alternatively, please tell us why such disclosure is unnecessary.

The Company respectfully submits that such disclosure is not necessary as the Company does not attribute any meaningful client losses or reduced revenue in its K-12 business to the recent economic recession. In addition, while the Company acknowledges that college enrollment appears to have fallen, the Company does not believe that it has been affected by any such decline in any meaningful respect.

Increase Our Presence in Emerging Markets, page 7

40.	Please disclose the amount of growth in China that you experienced in your most recently completed fiscal year. In addition, please revise to clarify why you believe that you have “established a strong presence in South America.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 7.

SECURITIES AND EXCHANGE COMMISSION	12	October 7, 2013

Accelerate Margin Expansion, page 7

41.	Please delete the reference to “consistent performance in Adjusted Operating Income,” since 2007.

In response to the Staff’s comment, the Company has deleted the reference.

Pursue Strategic Acquisitions, page 7

42.	We note your disclosure that you intend to acquire businesses with complementary geographic service offerings. Please disclose in an appropriate section of your prospectus whether you have any current plans for such acquisitions.

In response to the Staff’s comment, the Company has revised the disclosure on page 19 to clarify that the Company is not currently contemplating any acquisition transaction that would be material to its business.

Summary Consolidated Financial Data, page 12

43.	Please consider removing the unaudited designation from the interim columnar headings as all of the summary and selected consolidated financial data are considered to be unaudited. Specifically, please note that, unless your auditor reports on selected financial data using the guidelines in AU 552, the information should not be labeled, described or implied as being audited.

The unaudited designation has been removed from the Summary Consolidated Financial Data and Selected Consolidated Financial Data tables.

44.	Please expand the per share data here and on page 36 to also include pro forma per share data for the most recent fiscal year and subsequent interim period. In addition, please provide a footnote to the table explaining the computation of the pro forma net income (loss) per share data.

As stated in response to Comment 3, the Company does not believe that pro forma financial information is required to be presented in the Registration Statement; therefore, pro forma per share data for the most recent fiscal year and subsequent interim period are not presented.

45.	Your presentation of noncash working capital appears to be unconventional as it excludes current maturities of debt and cash. In this regard, the more conventional metric is working capital, which is normally defined as current assets less current liabilities. As such, please revise to discuss the usefulness of noncash working capital to your investors and reconcile to working capital for each of the periods. Also, please revise to present noncash working capital as other financial data. When presenting working capital, please note that your reclassification of prepayment and other assets to PP&E, during the quarter ended June 28, 2013, creates an inconsistency in working capital as the amount of current assets on page F-3 does not agree with the amount of current assets on page F-47.

In response to the Staff’s comment, the Company has removed the presentation of noncash working capital from the Summary Consolidated Financial Data and the Selected Consolidated Financial Data tables.

SECURITIES AND EXCHANGE COMMISSION	13	October 7, 2013

46.	Please present Other Financial Data as a separate table, with footnotes, as your presentation of these non-GAAP amounts should not have greater prominence than the most directly comparable GAAP measure.

In response to the Staff’s comment, the Company has moved the Other Financial Data to the bottom of the Summary Consolidated Financial Data table. The Company respectfully submits that this revised presentation places appropriate (i.e., equal or greater) prominence on the most directly comparable GAAP measure.

Risk Factors, page 16

Changes in, new interpretations of or changes in the enforcement, page 20

47.	We note your disclosure on page 20 that an estimated 11.7% of your sales in fiscal 2012 were derived from business with U.S. federal, state and local governments and agencies. Please add a risk factor addressing the risk of budget cuts that your clients may face as a result of the sequester or tell us why such risk factor is unnecessary.

In response to the Staff’s comment, the Company has revised its disclosure on page 21 to include a specific reference to the risk of federal budget cuts. The Company respectfully submits that the revised disclosure is sufficient to address the risks to the Company of budget cuts that it may face as a provider of food, facilities and uniform services. In this regard, the Company notes that it is not engaged in any material respect in the industries and sectors that the proposed federal budget cuts relating to the sequester would most directly impact (for instance, defense and research and development sectors).

Use of Proceeds, page 31

48.	Please clarify, if known, which indebtedness, or amount under which facilities or loans, you intend to repay or advise.

In response to the Staff’s comment, the Company has revised the sentence on page 32 setting forth the Company’s intended use of proceeds to clarify that such proceeds will be used to repay a portion of the outstanding term loans due July 26, 2016 under Company’s senior secured credit facilities.

49.	If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. Refer to Instruction 4 to Item 504 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the language on page 32 to describe the use of the proceeds from the incurrence of the term loans in December 2012.

SECURITIES AND EXCHANGE COMMISSION	14	October 7, 2013

Dividend Policy, page 32

50.	Please briefly describe here how the covenants in the existing indebtedness may impact your ability to pay dividends or advise.

In response to the Staff’s comment, the Company has revised the disclosure on page 33 to include a description as to how the covenants in the existing indebtedness may impact the Company’s ability to pay dividends.

Dilution, page 34

51.	It appears that your computation of net tangible book value (deficit) and the related per share amounts excludes the reduction of tangible assets by the amount of common stock subject to repurchase and other. Please revise or tell us why you believe your current presentation is appropriate.

In response to the Staff’s comment, the Company has revised the computation and disclosure to include common stock subject to repurchase and other in the computation of net tangible book value and the related per share amounts.

Management’s Discussion and Analysis, page 39

Results of Operations - Fiscal 2012 Compared to Fiscal 2011, page 46

Consolidated Overview, page 46

52.	You indicate that sales in your FSS International segment were positively impacted from your role as the exclusive food service provider in the Athletes’ Village for the London Olympics in the United Kingdom and more than offset the sales decline in Spain. In this regard, please revise to discuss the percentage or dollar impact associated with both of these events in manner similar to other items that you identify and discuss in your filing.

In response to the Staff’s comment, the Company has included the percentage impact on its FSS International segment resulting from its role as the exclusive food service provider in the Athletes’ Village for the London Olympics in the United Kingdom and the sales decline in Spain on page 49. The Company respectfully submits that the percentage or dollar impact of these items on its consolidated results is not meaningful to disclose.

53.	We note that your discussion does not address cost of services directly. In this regard, we believe your operating income discussion should be supplemented with a discussion and analysis of your cost of services on a stand-alone basis for each segment and as a whole. Further, such disclosure should include separate quantification and discussion of changes in the significant components of cost of services. See Instruction #4 to Item 303(a) of Regulation S-K.

In response to the Staff’s comment, the Company has included in its Consolidated Overview and Segment Results, a discussion of costs of services provided for the periods presented.

SECURITIES AND EXCHANGE COMMISSION	15	October 7, 2013

Liquidity and Capital Resources, page 51

Overview, page 51

54.	In the second paragraph you disclose that you enjoy a strong liquidity position. Although you have a positive working capital position at June 28, 2013, we note that you had negative working capital position at September 28, 2012. In addition, we note the various risks factors associated with your indebtedness starting on page 24. In particular, we note that you indicate that you are a highly leveraged company. In this regard, please tell us how you determined that you enjoy a strong liquidity position.

In response to the Staff’s comment, the Company has removed the statement regarding its belief that it enjoys a strong liquidity position overall.

Asset Impairment Determinations, page 63

55.	You indicate that, at the date of your annual goodwill impairment test, the estimated fair value of each reporting unit exceeded its corresponding carrying amount, including goodwill. You also state that a prolonged economic decline in certain of the European countries in which you operate could put you at risk of not achieving future growth assumptions, which could result in an impairment of goodwill or other long-lived assets within the FSS International segment. In this regard, we note that during the second quarter of fiscal 2013, you recorded an impairment charge of approximately $11.7 million in the FSS International segment to write-off all of the goodwill associated with reporting units in Spain and Korea. Please clarify how you define a prolonged economic decline and what events transpired during the second quarter that resulted in an impairment of your Spain and Korea reporting units. Also, provide us with significant support for your conclusions and consider revising your disclosures to include the following:

•	Percentage by which fair value exceeded carrying value as of the date of the most recent test, at each reporting unit;

•	Amount of goodwill allocated to each reporting unit;

•	More detailed descriptions of the methods and key assumptions used and how the key assumptions were determined;

•	Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	More detailed descriptions of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

In addition, please include a discussion of the assumptions underlying your estimates of future cash flows.

SECURITIES AND EXCHANGE COMMISSION	16	October 7, 2013

In response to the Staff’s comment, the Company respectfully notes that of the $11.7 million goodwill impairment charge, approximately $9 million related to the Spain reporting unit and $2.7 million related to the Korea reporting unit. With respect to Korea, during the second quarter of fiscal 2013, as a result of client retention issues and increased labor costs resulting from a shortage of skilled labor, the Company’s management undertook a strategic review of the Korea reporting unit. Management believed that this review represented a triggering event necessitating a step one impairment test. As a result of the failure of the step one test and additional impairment analysis and testing, management concluded that the entire goodwill balance was impaired for this reporting unit.

With respect to the Spain reporting unit, while Spanish economic issues have been widely reported over the last few years, the Spain reporting unit’s principal operations are in the Healthcare and Education sectors, both of which had historically received a higher level of government support. While historically the Company’s annual step one impairment test for the Spain reporting unit did not result in a step one failure, the amount by which the fair value exceeded the reporting unit carrying value had declined in the past year. During the second quarter of fiscal 2013, the Spanish government finalized their annual budget, which reflected a meaningful reduction in government subsidies to the Healthcare and Education sectors, which management viewed as a triggering event. Upon completion of a step one test and additional impairment analysis and testing, management concluded the goodwill in the Spain reporting unit was fully impaired.

The Company has expanded its disclosure on page 64 to discuss the methodology used to calculate the fair value of the Spain and Korea reporting units. Also, the Company is providing to the Staff on a supplemental basis a summary of its Fiscal 2012 Annual Goodwill Impairment Analysis. Included in this summary is the percentage by which each reporting unit’s fair value exceeded its carrying value. The summary also indicates the amount of goodwill allocated to each reporting unit. Based on the results of the annual goodwill impairment test for fiscal 2012, the estimated fair value of each of the reporting units exceeded its corresponding carrying value, which the Company discloses in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section. In addition, as reflected in the summary analysis, none of the reporting units were at risk of failing the step one analysis except for the Spain and Korea reporting units. Since the Korea reporting unit goodwill amount was immaterial, no disclosure was made of the risk of impairment in ARAMARK Corporation’s fiscal 2012 Form 10-K. For the Spain reporting unit, the Company did include cautionary language regarding the risk of impairment for certain European countries which, in light of the Spain reporting unit goodwill, the Company believes was adequate. This disclosure can be found in ARAMARK Corporation’s fiscal 2012 Form 10-K under the heading “Asset Impairment Determinations” in the Company’s discussion of the Critical Accounting Policies in the “Management’s Discussion and Analysis of Financial Condition and Results of Operation” section. Therefore, the Company believes its disclosures in the Registration Statement comply with the disclosure requirements in Accounting Standard Codification 350.

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56.	Please provide us with a summary of the impairment analysis you performed with respect to your domestic and international reporting units.

In response to the Staff’s comment, as noted above, the Company is providing to the Staff on a supplemental basis a summary of the Company’s Fiscal 2012 Annual Goodwill Impairment Analysis, which includes all of their reporting units.

57.	It appears that you recognized impairments in your Spain and Korea Operations due to a prolonged decline in these countries that impacted your growth assumptions. In this regard, please tell us whether a continued decline in FSS International could result in additional charges that may have a material negative impact on your results. If so, your MD&A should be revised to clearly discuss any known trends or uncertainties that had, or that you expect to have, a material unfavorable impact on your results of operations. Also, please tell us what consideration you gave to such disclosures at September 28, 2012. For guidance, please refer to Item 303(a)(3)(ii) of Regulation S-K.

In response to the Staff’s comment, the Company respectfully notes that it has previously assessed whether the factors causing the goodwill impairment charges in its Spain and Korea operations could also impact the other countries in which it operates within the FSS International segment and concluded that the factors that triggered these impairments are isolated to the Spain and Korea operations. The Company will continue to monitor any known trends and uncertainties that may have a material impact on its earnings or cash flow and disclose accordingly per Item 303(a)(3)(ii) of Regulation S-K.

Business, page 69

Food and Support Services, page 75

58.	Please briefly discuss the types of services you provide in “building commissioning” on page 76.

The Company has removed the reference to “building commissioning” on pages 73 and 74. The Company respectfully notes that its “building commissioning” services do not represent a material portion of its business.

Sales and Marketing, page 78

59.	Please briefly describe your “common selling process” and describe how you “combine [your] targeted business development strategies with [your] strong client relationships to deliver differentiated and innovative solutions.”

In response to the Staff’s comment, the Company has revised the disclosure on page 76 to discuss the Company’s “common selling process” and “targeted business development”.

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60.	Please revise the last two sentences in the first paragraph of this section on page 78 to state as beliefs. In addition, please describe how you obtain “clear insight into the factors that influence client choice.” For example, do you obtain research from third-party sources or conduct your own research?

In response to the Staff’s comment, the Company has revised the sentence relating its “insight into the factors that influence client choice” on page 76 to clarify that this statement is a belief (in addition to removing the reference to “clear” insight). Further, the Company has included disclosure to explain how it has obtained such insight. The Company has also revised the second sentence on page 76 relating to its sales and marketing platform to clarify that this statement is a belief.

61.	Please disclose the actual percentage of revenues from new clients acquired less the actual revenues of clients lost during fiscal year 2012 and the most recent interim stub.

In response to the Staff’s comment, the Company has included on page 76 the amount of net new business for 2012 and the nine months ended June 28, 2013.

Management, page 86

Composition of the Board of Directors, page 88

62.	Please identify each independent director pursuant to Item 407(a) of Regulation S-K. In addition, we note that you are increasing the size of your board upon completion of the offering. If known, prior to effectiveness, please identify the directors that will serve on your board following the completion of the offering and include any necessary consents pursuant to Rule 438 of the Securities Act.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 86. The Company confirms that it will provide information identifying any new directors that will serve on the Company’s board following the completion of the offering, if known prior to effectiveness, in a subsequent amendment when the identity of the new directors is known.

Board Committees, page 90

Nominating and Corporate Governance Committee, page 91

63.	Please disclose the terms of the Stockholders Agreements that relate to identifying individuals to become new members of the board of directors here or include a cross-reference to where such terms are disclosed.

The Company respectfully advises the Staff that the terms of the Stockholders Agreement is currently being finalized. The Company confirms that it will disclose the terms of the Stockholders Agreement as requested by the Staff in a subsequent amendment.

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Executive Compensation, page 92

Compensation Discussion and Analysis, page 92

Components of Executive Compensation, page 98

Messrs. Neubauer and Sutherland and Ms. McKee, page 98

64.	It appears that you review different sets of companies to gather information about competitive compensation practices. In particular, you benchmark against a selected “peer group.” Please tell us whether you also benchmark against the 500 companies you reference in the first sentence in this section on page 98 and the companies in the industry surveys you reference on page 102. If you do, please identify these companies and disclose the degree to which you consider such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

The Company has revised its disclosure in this section to clarify that it mainly reviews or considers broad-based third-party survey data in order to obtain a general understanding of current compensation practices in markets in which it competes for executive talent. For compensation decisions other than with respect to the July 2013 grant, the compensation committee reviewed the broad-based survey data for general reference and for perspective on market compensation practices, but did not engage in any formal benchmarking with respect to overall compensation or any particular element of compensation, and did not specifically target a percentile of compensation as a reference point on which to make compensation decisions.

In making its determinations with respect to the July 2013 equity grants to Mr. Reynolds and Mmes. McKee and Morrison, the compensation committee reviewed the Towers Watson 2012 CDB General Industry Executive Compensation Survey – U.S., which is a broad-based survey of general compensation practices for a large selection of executive level employees. The Towers Watson 2012 CDB General Industry Executive Compensation Survey – U.S., was not commissioned by the Company or prepared specifically for the Company’s use, and consists of data with respect to 435 companies. The survey was size-adjusted to approximate the Company’s corporate revenues and provided general market data with respect to compensation of similarly-situated executives. The Company does not consider the compensation practices of any individual company to be material to its analysis.

Equity Incentives, page 103

65.

We note your disclosure that, during the ten months ended July 26, 2013, you granted to certain employees time-based stock options, performance-based stock options, installment stock purchase opportunities (“ISPOs”), restricted stock units and deferred stock units. Also, we note that, on July 29, 2013, you closed on

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an exchange offer for outstanding ISPOs in exchange for restricted stock and time based stock options. Please disclose the exercise price for these grants, and tell us whether or not you intend to recognize compensation expense for the difference, if any between this price and the expected IPO price. It is assumed that such equity grants were made in contemplation of your IPO. Please advise.

The Company respectfully advises the Staff that none of its equity grants were made in contemplation of the IPO. As noted on page 95, “stock options have historically been granted in connection with new employment, management realignments and change in responsibility and from time to time at the discretion of the compensation committee.” All grants made during the ten months ended July 26, 2013 were made consistent with this general practice and not in contemplation of the IPO. In particular, as disclosed on page 91, equity grants made in July 2013 (other than in connection with the ISPO exchange) were intended to make up for grants that individuals did not receive in 2012.

The ISPO exchange, as noted on pages 100 and 101, was completed on July 29, 2013, but was initiated on June 20, 2013 and had been discussed by senior management for a number of months as a way to simplify the Company’s equity incentive program. The exercise price for the equity grants related to the exchange, along with other equity grants since June 2, 2012, are disclosed on page 67. In response to the Staff’s comment, the Company has revised the Equity Incentives section to include the exercise price for these grants.

As none of the equity grants were made in contemplation of the IPO, the Company does not intend to recognize compensation expense for the difference between the grant price and expected IPO price. The Company will continue to recognize compensation expense for its equity award program in accordance with Accounting Standards Codification Topic 718, Compensation – Stock Compensation.

66.	We note from your disclosures in Note 10 to your audited consolidated financial statements and Note 9 to the interim financial statements that, during the various periods presented in the financial statements, you issued a significant number of stock-based compensation grants. In this regard, on page 67, you indicate that you consider the independent third-party valuation firm’s utilization of the market-comparable approach and the income approach. In addition, you indicate that, when determining the enterprise value at each valuation date and the corresponding value of the common stock per share, you equally weight the market-comparable approach and the income approach. As such, it appears that the fair value of the equity instruments granted during the twelve months prior to the date of the most recent balance sheet included in the registration statement is based on internal valuation that considers the independent third-party valuation firm’s valuations. As such, please revise your disclosures to discuss the following with respect to the issuance of such equity instruments:

•	Discuss the significant factors, assumptions and methodologies used in determining fair value.

•	Discuss each significant factor contributing to the difference between the fair value as of the date of each grant and the fair value as determined by the independent third party valuation, if applicable.

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Refer to the guidance in the AICPA Audit and Accounting Practice Aid Series, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

As noted on page 68, the Company retains an independent valuation firm to perform a quarterly valuation of its common stock contemporaneously with any equity incentive grants. While performed by a third-party firm, the valuation is performed utilizing many inputs from management. These inputs include financial forecasts, which focus on the Company’s past business trends and expected improvements of business through enacted initiatives and new business opportunities. Inputs also include assumptions related to certain other publicly available financial data for certain companies deemed comparable to the Company and capital market information deemed relevant to the assessment of the investment risk return attributes of the Company’s common stock.

The third-party valuation consistently uses the market-comparable approach and the income approach, two commonly accepted valuation methodologies. The valuation is used to estimate the Company’s enterprise value through the use of the market multiple approach (market-comparable) and discounted cash flow approach (income approach). These two approaches have been consistently weighted equally in the Company’s valuation. Once the valuation firm and management, with authority delegated by the board of directors, agree upon the valuation of the enterprise value, it is compared to the fully diluted shares and a value per common stock is calculated. The value calculated by the third-party valuation firm, in conjunction with management, is utilized for all equity awards granted to employees.

In response to the Staff’s comment, the Company has revised its disclosure on page 68 to discuss significant factors, assumptions and methodologies used to determine the fair value of the Company’s common stock.

67.	If any of the restricted shares and options will vest in connection with the offering, please revise MD&A to discuss the amount of expense that is expected to be recognized as a result of their vesting.

The Company notes that it is not currently contemplated that any of the restricted shares and options will vest in connection with the offering.

68.

We note you determined the expected term for the time based and performance based options using the simplified method. Please revise to disclose the reasons why this method was used for certain of your stock-based compensation grants, the types of share option grants for which the method was used, if not used for all

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stock-based compensation grants. Such disclosure should also be provided for the periods for which the method was used, if not used consistently for all periods. Refer to the guidance outlined in Question 6 of SAB Topic 14:D:2.

In response to the Staff’s comment, the Company has revised the disclosure on pages 66 and 67 to discuss the use of the simplified method and the reasoning for the use of this methodology.

As noted on page 67 and pages F-35 through F-37, the Company has used the simplified method to calculate the expected life used in the Black-Scholes option pricing model. The simplified method was used for all equity awards granted under the ARAMARK Holdings Corporation 2007 Management Stock Incentive Plan, as amended (the “Plan”).

As the terms of the equity awards issued under the Plan differ from any previous share-based payment plan of the Company, the fact that the Company does not have publicly traded stock, and because assessing an expected term using comparable companies was not feasible due a lack of detailed information on comparable companies, the Company used the “simplified method” under Question 6 of SAB Topic 14:D:2 (“SAB Topic 14”).

The Company notes that only its time-based options would qualify as plain vanilla options under SAB Topic 14. The Company determined, however, that the exercise behavior of the performance-based options will correlate with that of the time-based options so the Company uses the simplified method for the performance-based options as well, but it calculates a different expected term for each tranche of the performance-based options, whereas the time-based options have only one expected term for the entire award.

Principal and Selling Shareholders, page 134

69.	Please tell us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. In this regard, we note your disclosure that GS Capital Partners and J.P. Morgan Partners are affiliates to your underwriters. If any of the selling shareholders are broker-dealers or affiliates of broker-dealers, please disclose in your Underwriting section that such sellers are underwriters or provide an analysis as to why you believe such persons are not acting as statutory underwriters.

The Company respectfully submits that it has not yet determined who the selling stockholders shall be and will respond appropriately to this comment in a subsequent amendment. The Company supplementally notes that it does not believe that any potential selling stockholder is a broker-dealer, though if a determination is made to include either of GS Capital Partners or J.P. Morgan Partners as a selling stockholder, they would constitute broker-dealer affiliates. If either GS Capital Partners or J.P. Morgan Partners is determined to be a selling stockholder, the Company anticipates adding disclosure in

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the “Principal and Selling Stockholders” section indicating that based upon information provided to the Company, none of the selling stockholders that is an affiliate of a broker-dealer purchased the shares of common stock it is offering under the prospectus outside the ordinary course of business, or with, at the time of its acquisition of shares of common stock, any agreements, understandings, or arrangements with any persons, directly or indirectly, to dispose of the shares. In this regard, the Company notes that each of GS Capital Partners and J.P. Morgan Partners obtained their shares in connection with the Company’s 2007 going-private transaction and have held continuously since that time and not with a view towards distribution.

70.	For any selling shareholders that you do not identify as statutory underwriters, please disclose in your Underwriting section that such selling shareholders may be deemed to be underwriters with respect to the shares they are offering.

Based on the Company’s response to Comment 69 above, the Company does not believe any additional disclosure in the Underwriting section would be necessary.

Certain Relationships and Related Party Transactions, page 138

Stockholder Arrangements, page 138

71.	Please disclose the agreements among the parties to the Stockholders Agreement regarding the election of directors here.

The Company respectfully directs the Staff to its response to Comment 63 above.

Description of Capital Stock, page 147

Exclusive Forum, page 152

72.	We note your disclosure on page 152 regarding the choice of forum. Please include a risk factor to describe the risks to investors attendant to the exclusive forum provision in your amended and restated certificate of incorporation.

In response to the Staff’s comment, the Company has included a new risk factor regarding the exclusive forum provision in its amended and restated certificate of incorporation on page 29.

Conflicts of Interest, page 153

73.	We note your disclosure on page 153 that your amended and restated certificate of incorporation provides that none of the Controlling Owners or any of their affiliates or any directors not employed by you or his affiliates have any duty to refrain from engaging in a corporate opportunity in the same or similar lines of business in which you or your affiliates now engage or propose to engage in or otherwise competing with you or your affiliates. Please discuss the risks attendant with such provision in your Risk Factors section or tell us why this is not necessary. In addition, please disclose in one of the opening paragraphs of your Prospectus Summary section.

In response to the Staff’s comment, the Company has included additional disclosure relating to the provision in the Company’s amended and restated certificate of incorporation that provides that none of the Controlling Owners or any of their affiliates or any directors not employed by the Company or its affiliates have any duty to refrain from engaging in a corporate opportunity on page 28.

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The Company respectfully submits that this disclosure is sufficient to address this risk, particularly as in response to Comment 10 above, the Company has revised the introduction to the Prospectus Summary section on page 1 to state that the Company will be a “controlled company” under the New York Stock Exchange corporate governance standards and included a cross-reference to the Risk Factors section.

Audited Financial Statements - September 28, 2012, page F-1

Note 1. Basis of Presentation and Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-9

74.	Based on your disclosures on page 79, it appears that each of your sectors have different contracts with significantly different terms. For example, your profit and loss contracts sometimes include commissions paid to the client that may be variable or fixed based on categories of sales. Furthermore, some of these contracts require minimum guaranteed commissions. With regard to your client interest contracts, we note that certain contracts include incentive fees. As such, it appears that your revenue recognition policy should be significantly expanded to discuss your revenue recognition methodology under both profit and loss contracts and client interest contracts. Such discussion should also address your accounting methodology for commissions and incentive fees associated with these contracts.

In response to the Staff’s comment, the Company has significantly expanded its revenue recognition policy on page F-9 to discuss its revenue recognition methodology under both profit and loss and client interest contracts. In addition, the discussion addresses the Company’s accounting methodology for commissions and incentive fees associated with these contracts.

75.	We note that you receive vendor consideration, including rebates, allowances and volume discounts. In this regard, please revise your disclosures to include a significant discussion of your accounting methodology for vendor consideration received.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-9 and F-10 to include a significant discussion of its accounting methodology for vendor consideration received.

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Note 8. Income Taxes, page F-30

76.	We note that you have significant foreign operations which resulted in tax obligations. In this regard, please tell us whether you hold significant cash amounts in foreign jurisdictions with favorable tax rates. If so, please tell us the impact that repatriating such amounts would have on your income taxes and results of operations, or clearly indicate that such amounts are permanently reinvested. In addition, please tell us whether you previously repatriated funds as well as whether you can meet your obligations, including dividend payments, with available funds, without repatriating such amounts. If meeting such obligations is not possible without the repatriating amounts held in jurisdictions with favorable tax rates, please revise to include appropriate disclosure in your dividend policy section, on page 32, as well as in your liquidity and capital resources discussion within MD&A.

In response to the Staff’s comment, the Company respectfully notes that it does not hold significant cash balances at any of its foreign operations and does not consider any of its unremitted earnings to be permanently reinvested. Therefore, the Company has provided and will continue to provide a deferred tax liability for incremental US taxes on all unremitted earnings. In addition, the Company believes it can meet its obligations, including potential dividends, with its existing cash balances or credit availability.

Note 13. Business Segments, page F-40

77.	We note that a significant portion of your operating results discussion for FSS North America focuses on the impact that certain service sectors within FSS North America have on your results, including margins. In this regard, it appears there are several significant differences in the economic characteristics between each of your service sectors. Based on the table shown on page 76, we also note that you provide different services to each of your clients. In addition, we note the following disclosures:

•	On page 78, you indicate that your business development functions are aligned directly with the sectors and services in which we have leadership positions.

•	On page 79, you indicate that client contracts for sports, entertainment and recreational services typically require larger capital investments, but have correspondingly longer and fixed terms, usually from five to fifteen years.

•	On page 79, you also indicate that food and support Services contracts are generally obtained and renewed either through a competitive process or on a negotiated basis. However, contracts in the public sector are frequently awarded on a competitive bid basis, as required by applicable law. Furthermore, contracts for Food and Support Services with school districts and correctional clients are typically awarded through a formal bid process, while contracts in the private sector may be entered into on a less formal basis.

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•	On page 80, you indicate that historically there has been a lower level of activity during your first and second fiscal quarters in the sports, entertainment and recreational services. The seasonability in your sports, entertainment and recreational services appears to be offset by the seasonability of your educational operations during your first and second fiscal quarters. Conversely, historically there has been a significant increase in the provision of sports, entertainment and recreational services during your third and fourth fiscal quarters, which is partially offset by the effect of summer recess at colleges, universities and schools.

•	On page 83, you highlight some of the regulatory differences through your disclosure that from time to time both federal and state government agencies have conducted audits of certain of our practices as part of routine investigations of providers of services under government contracts, or otherwise.

•	In addition, you maintain liquor license and serve alcoholic beverages at many sports, entertainment and recreational facilities, including convention centers and national and state parks. In this regard, it appears that certain sectors would benefit from the larger margins normally derived from the sale of alcoholic beverages while others would not. Furthermore, certain sectors may be highly dependent on the sale of alcohol beverages to maintain their profitability.

In particular, these disclosures appear to highlight some of the significant differences in seasonal trends and volatility as well as different pricing, demand, contractual arrangements, and regulatory environments that could lead to significant differences in economics within each of your sectors. Based on this information, please tell us how each of your sectors meet the aggregation criteria set forth in paragraphs 17 and 18 of SFAS 131 and provide us with the reports that management reviews to allocate resources to each sector as well as assess their performance. In your response, please also include a gross profit analysis related to each of your sectors for each of the fiscal years presented.

In response to the Staff’s comment, the Company respectfully notes that it has concluded that it appropriately reported its Food and Support Services—North America reporting segment on an aggregated basis as its operations have similar economic and other characteristics, as defined in Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 280-10-50-11.

On a periodic basis, the Company’s chief operating decision maker (“CODM”), who is the Company’s President and Chief Executive Officer, receives discrete profit and loss information for the operating segments within the Company. The

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Company is concurrently providing to the Staff on a supplemental basis copies of the results information reviewed by the CODM. Based on the definition of an “operating segment”, each of the businesses listed on the information provided is an operating segment, namely: Business & Industry; Sports, Leisure & Corrections; Education; Healthcare; Food and Support Services (“FSS”)-Europe; FSS-Emerging Markets; and Uniform and Career Apparel.

According to ASC 280-10-50-11, a public entity shall separately report information about each operating segment that has been identified as such or results from aggregating two or more of those segments that exceeds the quantitative thresholds. The Company reports its Food and Support Services – North America business as an aggregated operating segment, resulting from the aggregation of the four operating segments noted above, and as one of its three reportable segments.

The operating segments manage a number of interrelated services, including food, hospitality and facility services, and all provide similar services to their clients. Each operating segment possesses similar economic characteristics, resulting in similar long-term expected financial performance. Sales from external clients are derived principally from food and beverage sales and provision of facilities and other services with no individual client representing greater than 1% of consolidated sales.

The Company’s CODM directs the Chief Operating Officers (“COOs”) of each of the Company’s four operating segments in Food and Support Services – North America, the Company’s two operating segments in Food and Support Services – International and the Uniform and Career Apparel operating segment. These four North American COOs receive strategic direction from the CODM regarding the operations of their respective businesses and the execution of the business plans devised for their businesses. Each of the businesses included in the monthly profit and loss results provided to the CODM qualifies as an operating segment. In addition to similar economic characteristics, there is a common North American purchasing process that generates significant national volume discounts across the portfolio, a common North American master distribution agreement across the operating segments and an integrated shared services support function, all of which benefit the operating segments. Since these operating segments have similar economic and other characteristics and shared resources, management believes they meet the aggregation criteria and that further separate disclosure of these individual operating segments would not add to an investor’s understanding of the Company. Because it has a different organizational structure and provides different services, the Company has concluded that Uniform and Career Apparel is a separate reporting segment.

The aggregation criteria discussed in ASC 280-10-50-11 notes that:

Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic

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characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of the Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas:

a.	The nature of the products and services

b.	The nature of the production processes

c.	The type or class of customer for their products and services

d.	The methods used to distribute their products or provide their services

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

The operating segments in North America (namely, the four sectors noted above) represent all the food and facility services provided to all clients in the United States, Canada and Mexico. The Company’s conclusion on aggregation related to ASC 280 is based on the following:

a.	The nature of the products and services – For all of the North America business sectors, the Company provides outsourced food and facility services to its clients. While the Company’s clients may be in different industries and at different venues, the actual services and products being provided to such clients are extremely similar in nature. In addition, the Company uses the same contract types (profit and loss and client interest) across all of its business sectors. Also, capital investments are common in each of our business sectors. Thus, the Company concludes that the nature of its services is similar.

b.	The nature of the production processes – The Company provides outsourced food and facility services to its clients and such services are performed using similar production processes. As noted in the Registration Statement, the Company has a repeatable business model that is used throughout its different business sectors. Approximately 60% of the products used in its services are distributed by one vendor. The Company has entered into a master distribution agreement for U.S. and Canadian businesses with this vendor. A substantial majority of the client location purchases are submitted through centralized databases and utilize the Company’s centralized supply chain management group. This group then sources the required products from the Company’s approved vendors. The vendor relationships are held at the corporate level, not with the individual business sectors. In addition, all operating sectors in North America are supported by the same overhead functions at the North American level. These functions, which include information technology, human resources, accounting, internal audit and legal, support the business sectors and are generally different from the corporate functions supporting the other reportable segments. Thus, the Company concludes that the nature of its production processes is similar.

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c.	The type or class of customer for their products and services – While the clients for the sectors within North America may differ in terms of the industries in which they operate, the general nature of the client is the same – one which enlists the services of the Company to outsource the food and facility services of their own operations. The Company markets to various industries in a similar manner and the retention rates across our sectors are similar. Most notably, clients or potential clients will send the Company a Request for Proposal (“RFP”) in a competitive bid process. The Company will respond to these RFPs in a similar manner despite differences in the client’s industry as we utilize common selling, bidding and contract negotiation practices. The Company provides these services to the clients’ end customers. Thus, the Company concludes that the type of customer for its services is similar.

d.	The methods used to distribute their products or provide their services – All food and facility services within the Food and Support Services – North America businesses are provided in a similar fashion at the client’s locations regardless of the industry in which the client operates. The Company’s service process is similar regardless of the sector in which the client is located and it generally uses consistent tools, techniques and training such as food and labor management across the sectors. In addition, the operating structure of the sectors are all similar from the front-line management to the COO. Thus, the Company concludes that the method to provide its services is similar.

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities – Each of the Company’s sectors are subject to similar governmental regulations, such as environmental, labor, employment, immigration, health and safety laws, etc. In addition, the client facilities where the Company operates and the products served by it are subject to periodic inspection and audit by federal, state and local authorities across all of the sectors. Further, a number of clients have audit rights under the Company’s contractual relationships in its business sectors. Thus, the Company concludes that the nature of the regulatory environment is similar.

ASC 280 states that, to the extent segments have similar economic characteristics, they should have, among other things, similar long-term average gross margins. As the CODM utilizes operating income and operating margin to evaluate the Company’s business, the Company has utilized this measure in lieu of gross margins to analyze this criteria of ASC 280. In assessing whether long-term average operating margins of the operating segments are sufficiently similar, companies look to past and present performance as indicators that segments are expected to have the same future prospects. As can be seen from the supplemental material provided to the Staff on the Company’s margins, all of the Company’s businesses currently operate and will continue to operate at single digit, low operating margins and have for all years presented.

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In light of the margin analysis and as discussed throughout this response, management believes that these operating segments are economically similar. The CODM focuses on the consolidated results of the North America aggregated operating segment when assessing the Company’s performance and the allocation of resources. Also, these individual operating margins do not include certain overhead costs reported at the North America group level. The CODM believes that allocating these costs is not useful to the evaluation of the various business sectors operating performance but reviewing this information in the aggregate is a useful measure to evaluate total North America results. While such overhead costs are essential to the operation of these operating segments, the financial results of the individual operating segments exclude these overhead costs from their individual results as these are costs borne by the entire reportable segment to support various initiatives and efforts. Management believes that the inclusion of these group overhead costs helps users better understand the reportable segment’s performance and to assess its business prospects and future net cash flows.

The results of the North America business sectors are also significantly impacted by the receipt of rebates, allowances and volume discounts from multiple vendors. The amount of rebates, allowances and volume discounts under these national programs is based on the level of purchases for the entire U.S. and Canadian businesses. As such, the level of discounts that is achieved by any one business sector is attributable to the level of purchases by all the sectors as a group. The magnitude of these programs would not be achieved if all of the North American businesses did not collectively participate. This level of participation and the amount of rebates, allowances and volume discounts is important to the Company’s operating margins and cash flow.

From the perspective of the CODM, the Company’s economic performance and prospects for future business and market value are primarily driven by the macroeconomic environment of North America. While the CODM continues to review discrete financial information for the various operating segments, the CODM’s focus is managing the entire North American food and facility services portfolio, while improving and expanding the Company’s total capabilities across all businesses through similar initiatives and programs, such as supply chain, shared services, common selling and marketing.

In summary, because the economic characteristics of the individual operating segments, including margins and the other factors noted above, are similar, the Company has concluded that these operating segments should be aggregated into a single operating segment and presented as a reportable Food and Support Services – North America segment. In addition, the Company notes that, through its ARAMARK Corporation subsidiary, it has consistently utilized this same segment presentation in its annual and periodic reports and other filings as a public registrant dating back before its 2007 transaction.

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78.	With regard to your FSS International operations, we note that you recorded impairment charges of approximately $11.7 million in the FSS International segment to write-off all of the goodwill associated with reporting units in Spain and Korea. In particular, the impairment charge resulted from continued economic weakness in Spain and recent reductions in government support for the Healthcare and Education sectors, two of the primary sectors of the Spanish reporting unit. In this regard, please provide us with a list of your reporting units and how you meet the aggregation criteria set forth in paragraphs 17 and 18 of SFAS 131. In particular, since it appears that certain reporting units experienced negative economic circumstances significant enough to warrant the recognition of impairment, while others did not, please tell us how you determined that the economics of your reporting units are similar.

In response to the Staff’s comment, as similarly noted in the response to Comment 77, the Company respectfully notes that it has concluded that it appropriately reported the operations of its International reporting segment on an aggregated basis as its operations have similar economic and other characteristics, as defined in ASC 280-10-50-11.

As noted in the response to Comment 77, the Company’s CODM receives discrete profit and loss information for the operating segments within the Company on a monthly basis. Based on the definition of an operating segment, FSS-Europe and FSS-Emerging Markets, have been identified as operating segments within the International business.

According to ASC 280-10-50-11, a public entity shall separately report information about each operating segment that has been identified as such or results from aggregating two or more of those segments that exceeds the quantitative thresholds. The Company aggregates its International operating segments and reports them as one of its three reportable segments.

The operating segments manage a number of interrelated services, including food, hospitality and facility services, and provide similar services to their clients. Each operating segment possesses similar economic characteristics, resulting in comparable expected long-term financial performance. Sales from external clients are derived principally from food and beverage sales and facility and other services with no individual client representing greater than 1% of consolidated sales.

As noted in the response to Comment 77, the management of the Company is led by its CODM who in turn directs the chief operating officers of each of the

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Company’s operating segments, which includes the two operating segments in the International food and facility services business. These COOs receive strategic direction from the CODM regarding the operations of their respective businesses and the execution of the business plans devised for their businesses. Since the two operating segments in International have similar economic and other characteristics and shared resources, management believes they meet the aggregation criteria.

The operating segments in this group (representative of the two International operating segments) represent all the food and facility services provided to all clients outside of North America. The Company’s conclusion on aggregation related to the criteria discussed in ASC 280-10-50-11 and presented in the response to Comment 77 is based on the following:

a.	The nature of the products and services – For the Europe and Emerging Markets business sectors, the Company provides outsourced food and facility services to its clients. The operating segments of Europe and Emerging Markets provide services to clients in a variety of industries found in both operating segments. The actual services and products provided to such clients are extremely similar in nature. In addition, the Company offers the same types of contracts (profit and loss and client interest) across all of its operating segments. Thus, the Company concludes that the nature of its services is similar.

b.

The nature of the production processes – The Company provides outsourced food and facility services to its clients and such services are performed using similar production processes. As noted in the response to

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Comment 77, the Company has a repeatable business model that is used throughout its different business sectors. In addition, the International operating sectors are supported by a small central overhead function. Thus, the Company concludes that the nature of its processes is similar.

c.	The type or class of customer for their products and services – Both of the operating sectors in International service the same types of client. The general nature of the client is the same – one which enlists the services of the Company to outsource the food and facility services of its own operations. In addition, the Company markets to various industries in a similar manner. Thus, the Company concludes that the type of customer for its services is similar.

d.	The methods used to distribute their products or provide their services – All food and facility services are provided in a similar fashion at the client’s locations regardless of the country or industry or venue in which the client operates. The Company’s service process is similar regardless of the sector or country in which the client is located and it generally uses consistent tools, techniques and training. Thus, the Company concludes that the method to provide its services is similar.

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities – Each of the Company’s sectors are subject to regulations in a number of areas, such as environmental, labor, employment, immigration, health and safety laws, etc. Thus, the Company concludes that the nature of the regulatory environment is similar.

ASC 280 states that, to the extent segments have similar economic characteristics, they should have, among other things, similar long-term average gross margins. As noted in the response to Comment 77, the Company has utilized operating income and operating margin to measure in lieu of gross margins. In assessing whether long-term average operating margins of the operating segments are sufficiently similar, companies look to past and present performance as indicators that segments are expected to have the same future prospects. As can be seen from the supplemental material provided to the Staff on the Company’s margins, both of the sectors currently operate and are expected to continue to operate at single digit, low operating margins and have for all years presented.

Management believes that these businesses are economically similar. The CODM focuses on the consolidated results of the International aggregated operating segment when assessing the Company’s performance and the allocation of resources. Also, these individual operating margins do not include

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certain overhead costs reported at an International group level. The CODM believes that allocating these costs is not useful to the evaluation of the two operating segments’ operating performance but reviewing this information in the aggregate is a useful measure of total International results. While such overhead costs are essential to the operation of these operating segments, the financial results of the individual operating sectors exclude these from their individual results as these are costs borne by the entire reportable segment to support various initiatives and efforts. Management believes that the inclusion of these group overhead costs helps users better understand the reportable segment’s performance and assess the International business prospects and future net cash flows.

The CODM’s focus is managing the entire International food and facility services portfolio, while improving and expanding the Company’s total capabilities across all countries through similar initiatives and programs, such as shared services, common selling and marketing, etc.

In summary, because the economic characteristics of the individual operating segments, including margins and other factors noted above, are similar, the Company has concluded that these operating segments should be aggregated as one reportable Food and Support Services—International segment.

Note 15. Related-Party Transactions, page F-43

79.	Also, we note from the disclosure on page 10 that, after the completion of the offering, the Sponsors will continue to control a majority of the voting power of your outstanding common stock. Please revise the notes to your financial statements to disclose the existence of this control relationship. Refer to the guidance outlined in ASC 850-10-50-6.

In response to the Staff’s comment, the Company has revised the notes to the consolidated financial statements (Note 15 on pages F-43 and 44) to disclose the existence of the Sponsors’ control relationship.

ARAMARK Holdings Corporation, page F-47

Unaudited Interim Financial Statements - June 28, 2013, page F-47

Note 2. Acquisitions and Divestitures, page F-54

80.

Refer to the October 29, 2012 disposition of Seamless North America, LLC (“Seamless”). Please tell us the book value of the net assets of Seamless at September 28, 2012 and at the disposition date, if materially different. Also, tell us how you valued the disposition of Seamless on October 29, 2012. In

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particular, please reconcile any significant differences between the book value of Seamless and the fair value attributed to the shares issued in the form of a dividend.

The book value of the net assets of Seamless Holdings as of October 29, 2012 (the date of the spin-off) was approximately $138.2 million, as indicated on ARAMARK Holdings Corporation’s Condensed Consolidated Statement of Equity for the nine months ended June 28, 2013. The net book value of Seamless Holdings net assets did not differ materially from the amount noted above as of September 28, 2012. Per ASC 505-60-25-2, “an entity’s distribution of the shares of a wholly owned or consolidated subsidiary to its shareholders shall be recorded based on the carrying value of the subsidiary.” Therefore, the Company has recorded the distribution and its impact on the Company’s financial statements based on the historical book value.

AIM SERVICES Co., Ltd, page F-73.

Audited Financial Statements - March 31, 2013, page F-73

Independent Auditor Report, page F-73

81.	We note that your auditor’s report indicates that “Management is responsible for.…these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America…” However, your auditor’s opinion paragraph states that “In our opinion, the consolidated financial statements referred to above…in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”).” Please reconcile these statements or have your auditor provide a revised report.

In response to the Staff’s comment, Deloitte Touche Tohmatsu LLC has provided an updated report on page F-73.

Undertakings, page II-3

82.	Please include the undertaking in Item 512(f) of Regulation S-K or tell us why this is not necessary.

In response to the Staff’s comment, the Company has included the undertaking in Item 512(f) of Regulation S-K on page II-3.

Exhibit 23.1 and Exhibit 23.2- Accountants’ Consent

83.	Amendments should contain a currently dated accountants’ consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

In response to the Staff’s comment, Amendment No. 1 contains currently dated consents from both KPMG LLP (Exhibit 23.1) and Deloitte Touche Tohmatsu LLC (Exhibit 23.2) and the Company notes that manually signed copies of these consents will be kept on file for five years.

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Other

84.	Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

In response to the Staff’s comment, the Company confirms that it has considered and will continue to consider the financial statement updating requirements in Rule 3-12 of Regulation S-X in this amendment and future amendments to its Registration Statement on Form S-1.

* * * * * * *

Please do not hesitate to call Joseph Kaufman at 212-455-2948 with any questions or further comments you may have regarding this filing or if you wish to discuss our responses to the comment letter.

Very Truly Yours,

/s/ Joseph H. Kaufman
Joseph H. Kaufman

cc:	ARAMARK Holdings Corporation

Eric J. Foss